June 3, 2014

Ms. Nora Everett, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Ms. Everett

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
LargeCap Growth Fund I - Class P	$10,000	781.861
LargeCap Value Fund - Class P	$10,000	742.942
SmallCap Blend Fund - Class P	$10,000	438.020
MidCap Value Fund III - Class P	$10,000	497.512
MidCap Value Fund III - Class A	$10,000	497.512
SmallCap Value Fund II - Class P	$10,000	727.273
SmallCap Value Fund II - Class A	$10,000	727.273
International Fund I - Class P	$10,000	729.395
International Fund I - Class A	$10,000	729.395

Each share of LargeCap Growth Fund I has a par value of $0.01 and a price of $12.79 per share. Each share of LargeCap Value Fund has a par value of $0.01 and a price of $13.46 per share. Each share of SmallCap Blend Fund has a par value of $0.01 and a price of $22.83 per share. Each share of MidCap Value Fund III has a par value of $0.01 and a price of $20.10 per share. Each share of SmallCap Value Fund II has a par value of $0.01 and a price of $13.75 per share. Each share of International Fund I has a par value of $0.01 and a price of $13.71 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY _____/s/ Michael D. Roughton__________
Michael D. Roughton
Senior Vice President and Counsel